DESCRIPTION OF SECURITIES REGISTERED UNDER SECTION 12 OF THE EXCHANGE ACT

As of the date of the Annual Report on Form 20-F of which this Exhibit 2.1 is a part, KWESST Micro Systems Inc. (the "Company") had the following securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 (the "Exchange Act"):

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares	KWE	Nasdaq Capital Market
Warrants	KWESW	Nasdaq Capital Market

Common Shares:

The following description of our common shares (the "Common Shares") is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our articles of amendment (the "Articles"), which are filed as Exhibit 1.1 to the Annual Report on Form 20-F of which this Exhibit 2.1 is a part.

We have 4,072,738 Common Shares issued and outstanding as of January 27, 2023, and we are authorized to issue an unlimited number of Common Shares, without par value.

Rights, Preferences, and Restrictions

Holders of Common Shares are entitled to receive notice of any meeting of shareholders of the Company, to attend and to cast one vote per share at such meetings. Holders of Common Shares are also entitled to receive on a pro rata basis such dividends, if any, as and when declared by the Board at its discretion from funds legally available therefor and upon the liquidation, dissolution, or winding up of the Company are entitled to receive on a pro rata basis, the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions, and conditions attaching to any other series or class of shares ranking senior in priority. Common Shares do not carry any pre-emptive, subscription, redemption, conversion rights, sinking fund provisions, liability to further capital calls by the Company, or provisions discriminating against any existing or prospective holder of Common Shares as a result of such shareholder owning a substantial number of Common Shares.

The rights of shareholders of the Company may be altered only with the approval of the holders of two thirds or more of the Common Shares voted at a meeting of the Company's shareholders called and held in accordance with the Articles and applicable law.

Pre-emptive Rights

Our Common Shares do not contain any pre-emptive purchase rights to any of our securities.

Transferability

There are no conditions imposed by the Articles governing changes in the capital where such conditions are more significant than is required by the corporate laws of the Province of British Columbia for as long as the Company is a public company. Otherwise, Section 26.3 of the Articles provides that no share or designated security may be sold, transferred or otherwise disposed of without the consent of the directors and the directors are not required to give any reason for refusing to consent to any such sale, transfer or other disposition.

Action(s) to change Rights attaching to our Common Shares

Provisions as to the modification, amendment or variation of shareholder rights for holders of our Common Shares are contained in the Business Corporations Act (British Columbia) ("BCBCA"). The BCBCA requires a "special resolution" of shareholders for specific corporate actions, including certain alterations of our share capital, with such "special resolution" requiring an affirmative two-thirds vote of shareholders (rather than a simple majority) for passage. No right or special right attached to any of our issued shares may be prejudiced or interfered with unless the shareholders holding shares of such class or series of shares to which the right or special right is attached consent by a separate "special resolution" of those shareholders.

Change in Control Restrictions

There are no provisions in the Company's constating documents or under applicable corporate law that would have the effect of delaying, deferring or preventing a change in the control of the Company, or that would operate with respect to any proposed merger, acquisition or corporate restructuring involving the Company or any of its subsidiaries.

Ownership Disclosure Threshold

There are no provisions in the Company's constating documents or under applicable corporate law requiring share ownership to be disclosed. Securities legislation in Canada requires that shareholder ownership (as well as ownership of an interest in, or right or obligation associated with, a related financial instrument of a security of the Company) must be disclosed once a person beneficially owns or has control or direction over, directly or indirectly, securities of a reporting issuer carrying more than 10% of the voting rights attached to all the reporting issuer's outstanding voting securities. This threshold is higher than the 5% threshold under United States securities legislation at which shareholders must report their share ownership.

Transfer Agent and Registrar

The transfer agent and registrar for our Common Shares is TSX Trust Company. Its address is 301 - 100 Adelaide Street West, Toronto, Ontario M5H 4H1 and its telephone number is (416) 342-1091.

Warrants:

The following description of our warrants registered under Section 12(b) of the Exchange Act (the "Warrants") is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to the form of warrant agency agreement and form of warrant, which are filed as Exhibits 2.3 and 2.4, respectively, to the Annual Report on Form 20-F of which this Exhibit 2.1 is a part.

Form

The Warrants are held in electronic book-entry form.

Exercisability

The Warrants are exercisable at any time up to the date that is five years after their original issuance. The Warrants will be exercisable, at the option of each holder, in whole or in part by delivering to the Company a duly executed exercise notice and, at any time a registration statement registering the issuance of the Common Shares underlying the Warrants under the United States Securities Act of 1933, as amended (the "Securities Act") is effective and available for the issuance of such shares, by payment in full in immediately available funds for the number of Common Shares purchased upon such exercise. If a registration statement registering the issuance of the Common Shares underlying the Warrants under the Securities Act is not effective or available, the holder may, in its sole discretion, elect to exercise the Warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of Common Shares determined according to the formula set forth in the Warrant. No fractional Common Shares will be issued in connection with the exercise of a Warrant. In lieu of fractional shares, we will pay the holder an amount in cash equal to the fractional amount multiplied by the exercise price or round up to the next whole share.

Exercise Limitation

A holder will not have the right to exercise any portion of the Warrant if the holder (together with its affiliates) would beneficially own in excess of 4.99% (or, at the election of the holder prior to issuance, 9.99%) of the number of Common Shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Warrants. However, any holder may increase or decrease such percentage to any other percentage not in excess of 9.99% upon at least 61 days' prior notice from the holder to us.

Exercise Price

The exercise price per whole Common Share purchasable upon exercise of the Warrants is USD$5.00 per Common Share. The exercise price is also subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our Common Shares and also upon any distributions of assets, including cash, stock or other property to our shareholders.

Cashless Exercise

If at the time of exercise hereof there is no effective registration statement registering, or the prospectus contained therein is not available for the issuance of the Common Shares to the holder upon exercise of the Warrants, in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of Common Shares determined according to a formula set forth in the Warrants.

Transferability

Subject to applicable laws, the Warrants may be offered for sale, sold, transferred or assigned without our consent.

Exchange

The Warrants are currently listed on the Nasdaq Capital Market under the symbol "KWESW".

Fundamental Transactions

In the event of a fundamental transaction, as described in the Warrants and generally including any reorganization, recapitalization or reclassification of our Common Shares, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding Common Shares, or any person or group becoming the beneficial owner of 50% of the voting power represented by our outstanding Common Shares, the holders of the Warrants will be entitled to receive upon exercise of the Warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the Warrants immediately prior to such fundamental transaction.

Rights as a Stockholder

Except as otherwise provided in the Warrants or by virtue of such holder's ownership of shares of our Common Shares, the holder of a Warrant does not have the rights or privileges of a holder of our Common Shares, including any voting rights, until the holder exercises the Warrant.

Exclusive Forum

The Form of Warrant Certificate provides that (i) legal proceedings concerning the interpretation, enforcement and defense of the Warrant will be commenced in the state and federal courts sitting in the City of New York, Borough of Manhattan and (ii) that the parties thereto irrevocably submit to such jurisdiction, which jurisdiction shall be the exclusive forum for any such action, proceeding or claim. Notwithstanding the foregoing, such exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Securities Act, Exchange Act or any other claim for which the federal district courts of the United States are the sole and exclusive forum.

Transfer Agent

The warrant agent for the Warrants is Continental Stock Transfer & Trust Company. Its address is 1 State Street, 30th Floor, New York, New York 10004, and its telephone number is 212-509-4000.